T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@coralgold.com www.coralgold.com

April 21, 2009	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

WARRANTS EXTENSION

Coral Gold Resources Ltd. (“Coral”) announces that it has applied for a second amendment to its terms of the warrants issued pursuant to a private placement announced on April 20, 2007.  The first amendment extended the expiry date of the Warrant from May 18, 2008 to May 18, 2009.  The current amendment will extend the expiry date of the warrants from May 18, 2009 to May 18, 2010.   All other terms remain the same.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release